FASKEN

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

333 Bay Street, Suite 2400
P.O. Box 20
Toronto, Ontario M5H 2T6
Canada

T +1 416 366 8381
+1 800 268 8424
F +1 416 364 7813

fasken.com

Steve Saville
Direct +1 604 631 3150
ssaville@fasken.com

January 28, 2026
File No.: 294296.00013

Securities and Exchange Commission
100 F Street, NE
Washington, DC
U.S.A.   20549

Dear Mesdames / Sirs:

Re: Agentis Capital Advisors Ltd. (Agentis)

With respect to the Form MA amended filing (MA/A) of Agentis, a registered municipal advisor with the Securities and Exchange Commission (the **SEC**) in the United States, please be advised that Agentis was incorporated under the *Business Corporations Act* (British Columbia) on June 22, 2023 and we have participated in the organization of Agentis as a corporation in British Columbia.

As a result of a recent reorganization transaction and based on our review of the corporate records of Agentis, its issued share capital is now registered as follows:

- 75 Common Shares registered in the name of Agentis Capital Advisors General Partnership; and

- 25 Common Shares registered in the name of 1459826 B.C. Ltd.

Based on our review of the corporate records of Agentis and our review of applicable law in British Columbia, each as of today's date, we are of the opinion that Agentis, as a municipal advisory firm, can under the laws of British Columbia:

a)   provide the SEC with access to its books and records; and

b)   submit to an inspection and examination by the SEC.

This opinion is solely for the benefit of the addressees and not for the benefit of any other person. It is rendered solely in connection with the matters to which it relates. It may not be quoted, in whole or in part, relied upon or otherwise referred to or used for any purpose without our prior written consent.

FASKEN

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

"*Steve Saville*"

Copy: Robert Van Belle, *Agentis Capital Advisors Ltd.*
        Lee Foster, *Agentis Capital Advisors Ltd.*